LOWENSTEIN SANDLER PC
1251 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10020
June 15, 2011
VIA EDGAR AND FACSIMILE
Dana Brown
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E. — Mail Stop 3561
Washington, D.C. 20549

Re:	Cambium Learning Group, Inc. Registration Statement on Form S-4 Filed May 6, 2011 File No. 333-174004
Dear Mr. Brown:
     On behalf of Cambium Learning Group, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (the “Amendment”) to the above-referenced registration statement on Form S-4 (the “Registration Statement”) relating to the exchange officer of the Company’s 9.75% Senior Secured Notes due 2017. The Registration Statement has been revised in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission contained in your letter (the “Comment Letter”) dated June 1, 2011, and to reflect other updating changes. In connection with this letter and the filing of the Amendment, we are sending to the Commission, by overnight courier, four courtesy copies of the Amendment marked to show changes from the Registration Statement as filed on May 6, 2011, and four clean courtesy copies of the Amendment.
     The Staff’s comments have been retyped in italics below, and are followed by responses based on information provided to us by the Company. Unless otherwise specified, all page numbers referenced in our responses refer to the marked copy of the Amendment (as distinguished from page references in the Staff’s comments, which refer to the initially filed Registration Statement).
General
1.	We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
Response 1: Simultaneously with the submission of this letter, the Company is providing the Staff with the supplemental letter as requested.

2.	Please have each co-registrant guarantor file the registration statement. Please also list the guarantors as co-registrants on or after the registration statement cover page.

Response 2: Each additional registrant guarantor will also file the Registration Statement on the date hereof. In the Amendment, the Company has listed each guarantor as an additional registrant on the cover page of the registration statement.

3.	Please revise to provide signature pages for each co-registrant.

Response 3: In the Amendment, the Company has added signature pages for each additional registrant.
*       *       *       *       *
As requested in the Comment Letter, in the event that the Company requests acceleration of the effective date of the pending Registration Statement, it will furnish a letter, at the time of such request, and will acknowledge that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have any questions concerning the enclosed matters, please do not hesitate to call Steven M. Skolnick (at 973-597-2476) or Steven E. Siesser, Esq. (at 212-204-8688) of this office.
Very truly yours,
/s/ LOWENSTEIN SANDLER PC

cc:	Company Mr. Ronald Klausner Mr. Todd Buchardt